FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

HUNGARIAN TELECOMMUNICATIONS CO. LTD.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Tamás Dancsecs, Matáv IR
+36-1-457-6084
Krisztina Förhécz, Matáv IR
+36-1-457-6029
investor.relations@ln.matav.hu
Catriona Cockburn, Citigate Dewe Rogerson
+44-(0)207-282 2924

THIRD QUARTER RESULTS SHOW REVENUE AND EBITDA GROWTH WHILE NET DEBT TO TOTAL CAPITAL FALLS

BUDAPEST – November 14, 2002 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first nine months of 2002 (Q1-Q3 2002) according to International Accounting Standards (IAS).

Highlights:

•                  Total revenues increased by 8.6% (14.9% in EUR terms) to HUF 438.3 bn (EUR 1,796 m) in Q1-Q3 2002 compared to Q1-Q3 2001 mainly due to higher mobile and international (MakTel) revenues, partly offset by a decline in both domestic and international traffic revenues.

•                  EBITDA grew to HUF 189.0 bn (8.4% growth) and EBITDA margin reached 43.1%.

•                  Fixed line segment: EBITDA margin grew to 38.5%.

•                  Mobile segment: Revenue rose by 19.0% mainly driven by strong growth in the customer base. The EBITDA margin stood at 38.6% in the first three quarters of 2002. Westel had above 3.1 million customers at the end of September, 2002.

•                  International segment: Revenue increased by 11.3% and the EBITDA margin reached 52.7% due to solid growth in the subscriber base in all business segments. Higher subscription fees and domestic traffic prices also contributed to the growth partly offset by lower international traffic revenue.

•                  Net income for the Group fell by 2.6% to HUF 58.2 bn (EUR 238.3 m) over the reported period as net interest charges grew (due to higher loan balance) and the income tax expense (Westel) rose significantly.

•                  Net cash from operating activities rose moderately to HUF 146.2 bn as a result of higher EBITDA, partly offset by the change in working capital requirements (chiefly due to a fall in trade payables) and higher interest paid. Net cash used in investing activities fell significantly as capital expenditure was lower and the major acquisitions were executed during the first nine months of last year (MakTel, Emitel). Net cash outflows amounted to HUF 60.3 bn, driven by debt repayments in the first nine months of 2002 against net cash inflows of HUF 30.1 bn a year ago as Matáv took loans to finance acquisitions.

•                  Net debt has been reduced by a total HUF 58.6 bn since the end of 2001 resulting in a reduced net debt to total capital (net debt plus equity plus minority interest) ratio of 40.5% compared to 46.6% at year-end 2001. Net debt at end-September 2002 rose to HUF 384.3 bn against HUF 244.5 bn at end-September 2001 due to the Westel acquisition.

Elek Straub, Chairman and CEO commented: “We are pleased to see revenue and EBITDA growth across all the segments of our business. The fixed line segment remains a strong cash generator but we nevertheless will continue to focus on cost-cutting opportunities as part of our commitment to fixed line productivity growth. As a result, we have decided to further reduce headcount at the parent company in the coming two years. In the mobile business, after a strong focus on market positions in the first half of this year, we put emphasis on profitability in the third quarter, which resulted in a slight decline in market share while EBITDA grew by 22.2% over Q2 2002. Our international subsidiary is making a strong financial contribution. I would like to reiterate our Group’s public target for the full year 2002 in terms of high single digit revenue growth and an EBITDA margin above 40%, whilst based on our current estimate, CAPEX is expected to be below 100 billion forints reflecting our commitment to further improving efficiency as we continue our focus on capex control.”

Fixed line: Strong profit contribution, focus on productivity, growth in data communications

The segment revenues grew by 1.6% to HUF 252.1 bn and the EBITDA margin also improved to reach 38.5%. Domestic and international traffic revenues combined, decreased by 5.7%, reflecting lower volumes compared with the first three quarters of 2001. Leased line and data revenues grew by 15.0%, driven by volume growth in managed leased lines, ADSL and Internet subscribers. Fixed line penetration and the total number of lines remained stable. However, the number of ISDN channels increased to above half a million, representing a 23.5% growth against end-September 2001. By end-September 2002, 17.3% of Matáv’s total fixed lines were ISDN. We further increased the number of ADSL lines resulting in a total 26,351 installed lines by the end of September 2002. Matáv’s Internet subsidiary, Axelero maintained its leading position among ISPs in the dial-up market with approximately 43% market share. The Company had 142,606 Internet subscribers (up by 20.2% year-on-year). Internet usage had a proportionally greater stake in the total call volume.

Mobile: Focus on profitability in the third quarter

Mobile segment revenues rose by 19.0% and EBITDA increased by 15.7% to HUF 65.8 bn. Depreciation and amortization fell by 10.9% to HUF 26.1 bn reflecting lower intangible asset amortization in Q1-Q3 2002. Operating profit rose to HUF 39.7 bn from HUF 27.6 bn and operating profit margin grew 4.1 percentage points to 23.3% in Q1-Q3 2002. Under intense competition, in a still expanding mobile market, Westel maintained its leading position. Westel’s customer base exceeded 3.1 million at the end of September 2002. The Company had a GSM market share of 49.7% showing a slight decline as Westel increased the prepaid entry barrier in the third quarter of 2002. At the end of the period, prepaid customers represented 73.5% of the total customer base. Average acquisition cost per customer fell to HUF 14,406 in the first nine months of 2002 from HUF 21,243 a year ago. When calculating subscriber acquisition cost, we include connection margin, which is the connection fee minus the SIM card cost, and the sales related equipment subsidy and agent fee. Both ARPU (monthly average revenue per user) and MOU (monthly average minutes of use per subscriber) declined due to the continuous dilution in the customer base, providing an ARPU of HUF 5,814 and a MOU of 120 in Q1-Q3 2002. However, ARPU stabilized within the three quarters of 2002. Enhanced services (mainly SMS) within ARPU reached HUF 533 (9.2% share), showing an impressive development compared with HUF 388 (5.5% share) in the first nine months of 2001. Year-to-date churn rate was relatively low at 14.5% in Q1-Q3 2002. The churn rate in the postpaid segment showed a continuous decline this year and fell to 13.2% in the third quarter of 2002 as a result of a successful customer retention program.

International: Volume growth and solid financial performance

The segment’s revenues grew by 11.3% to HUF 49.8 bn in the first nine months of the year. The EBITDA margin remained stable over the period at 52.7%. Revenues from subscriptions and domestic traffic revenues increased due to both volume growth and price increases but international traffic revenues fell. Mobile revenues increased, driven by a larger customer base and higher prices. Depreciation and amortization rose to HUF 9.4 bn (by 28.8%) based on a higher asset base. By the end of the third quarter, fixed line penetration in Macedonia had reached 28%, and mobile penetration 16%. The subscriber base has continued to grow in each business area. Fixed line customers reached 582,139, up 7.5% from a year earlier. Within this, analog subscribers rose by 6.4% to 561,739 but ISDN channels grew considerably to 20,400 or 47.9%. The mobile customer base grew by 82.9% to 319,337. The number of Internet subscribers was 29,455 at the end of September 2002.

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiaries is Hungary’s largest mobile telecom provider. Matáv also holds a majority stake in Stonebridge Communications AD controlling MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matáv as of September 30, 2002 include MagyarCom, owned by Deutsche Telekom AG (59.21%), while 40.79% is publicly traded.

This press-release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission.

For detailed information on Matáv’s Q1-Q3 2002 results please visit our website: (http://www.matav.hu/english/investor relations) or the website of the Budapest Stock Exchange (www.bse.hu Listed Securities/ Issuer’s news).

MATÁV

Consolidated

Balance Sheets - IAS

(HUF million)

	Dec 31, 2001	Sep 30, 2001	Sep 30, 2002	Sep 30, 2001 - Sep 30, 2002 % change
	(Audited)	(Unaudited)	(Unaudited)
		Restated

ASSETS

Current assets

Cash and cash equivalents	10,117	13,004	14,537	11.8%
Financial investments	327	473	349	(26.2)%
Receivables	88,079	85,460	91,432	7.0%
Inventories	13,297	10,373	12,035	16.0%
Assets held for disposal	0	0	2,100	n.a.
Total current assets	111,820	109,310	120,453	10.2%

Property, plant and equipment	654,298	653,304	640,597	(1.9)%
Intangible assets	306,029	299,410	297,116	(0.8)%
Associates and other long term investments	13,199	11,703	7,125	(39.1)%
Total fixed assets	973,526	964,417	944,838	(2.0)%

Other non current assets	18,850	20,077	13,535	(32.6)%

Total assets	1,104,196	1,093,804	1,078,826	(1.4)%

LIABILITIES AND SHAREHOLDERS’ EQUITY

Loans and other borrowings	33,607	59,170	242,032	309.0%
Trade and other payables	122,126	86,521	95,804	10.7%
Deferred revenue	3,430	3,438	2,845	(17.2)%
Provisions for liabilities and charges	3,320	6,066	4,330	(28.6)%
Total current liabilities	162,483	155,195	345,011	122.3%

Loans and other borrowings	419,763	198,778	157,201	(20.9)%
Deferred revenue	7,101	7,816	5,413	(30.7)%
Provisions for liabilities and charges	0	0	0	n.a.
Deferred tax liability	1,763	2,968	3,358	13.1%
Other non current liabilities	4,617	6,980	3,925	(43.8)%
Total non current liabilities	433,244	216,542	169,897	(21.5)%

Minority interests	48,169	44,794	56,840	26.9%

Shareholders’ equity
Common stock	103,736	103,736	104,226	0.5%
Additional paid in capital	22,955	22,955	26,953	17.4%
Treasury stock	(163)	(163)	(4,651)	2,753.4%
Retained earnings	333,772	550,745	380,550	(30.9)%

Total shareholders’ equity	460,300	677,273	507,078	(25.1)%
Total liabilities and shareholders’ equity	1,104,196	1,093,804	1,078,826	(1.4)%

MATÁV

Consolidated

Income Statements - IAS

(HUF million)

	9 months ended Sep 30,		% change
	2001	2002
	(Unaudited)	(Unaudited)
	Restated
	Reclassed

Revenues

Subscriptions, connections and other charges	72,588	73,823	1.7%
Domestic traffic revenue	92,628	89,475	(3.4)%
Other usage	13,079	11,501	(12.1)%

Domestic telecommunications services	178,295	174,799	(2.0)%

International traffic revenues	24,613	21,005	(14.7)%

Mobile telecommunications services	102,001	130,938	28.4%

Revenues from international activities	44,726	49,702	11.1%

Leased lines and data transmission	22,663	25,133	10.9%

Other services	31,453	36,769	16.9%

Total revenues	403,751	438,346	8.6%

Employee related expenses	(54,563)	(60,800)	11.4%
Depreciation and amortization	(85,792)	(88,097)	2.7%
Payments to other network operators	(53,510)	(60,722)	13.5%
Cost of telecommunications equipment sales	(27,766)	(28,617)	3.1%
Other operating expenses	(93,529)	(99,179)	6.0%

Total operating expenses	(315,160)	(337,415)	7.1%

Operating profit	88,591	100,931	13.9%

Net interest and other charges	(12,409)	(20,080)	61.8%

Share of associates’ results before income tax	1,291	353	(72.7)%

Profit before income tax	77,473	81,204	4.8%

Income tax expense	(9,516)	(14,077)	47.9%

Profit after income tax	67,957	67,127	(1.2)%

Minority interest	(8,239)	(8,951)	8.6%

Net income	59,718	58,176	(2.6)%

MATÁV

Consolidated

Cash Flow Statement - IAS

(HUF million)

	9 months ended September 30, 2001	9 months ended September 30, 2002	% change
	(Unaudited)	(Unaudited)

Cash flow from operating activities
Operating profit	88,591	100,931	13.9%
Depreciation and amortization of fixed assets	85,792	88,097	2.7%
Change in working capital	(2,037)	(13,711)	n.m.
Amortization of deferred income	(2,776)	(2,361)	(14.9)%
Interest paid	(14,797)	(21,648)	46.3%
Commissions and bank charges	(1,791)	(2,108)	17.7%
Net income tax paid	(8,340)	(5,076)	(39.1)%
Other items	(90)	2,114	n.m.
Net cash from operating activities	144,552	146,238	1.2%

Cash flow from investing activities
Capital expenditure on tangible and intangible assets	(98,262)	(70,504)	(28.2)%
Purchase of subsidiaries and investments	(97,969)	(13,746)	(86.0)%
Cash acquired through acquisitions	6,314	317	(95.0)%
Interest received	1,567	822	(47.5)%
Dividends received	779	815	4.6%
Net change in financial assets	6,271	(22)	n.m.
Proceeds from disposal of fixed assets	6,576	1,004	(84.7)%
Net cash flow utilized in investing activities	(174,724)	(81,314)	(53.5)%

Cash flow from financing activities

Dividends paid to shareholders and minority interest	(18,789)	(11,434)	(39.1)%
Net repayments of borrowings	48,698	(48,909)	n.m.
Proceeds from issue of common stock	0	4,488
Purchase of treasury stock	(36)	(4,488)	n.a.
Other	239	0	n.a.
Net cash flow utilized in financing activities	30,112	(60,343)	n.m.

Translation differences on cash and cash equivalents	(232)	(161)	(30.6)%

Change in cash and cash equivalents	(292)	4,420	n.m.

Cash and cash equivalents at beginning of year	13,296	10,117	(23.9)%

Cash and cash equivalents at end of year	13,004	14,537	11.8%

Change in cash and cash equivalents	(292)	4,420	n.m.

Summary of key operating statistics

	September 30, 2001	September 30, 2002	% change
EBITDA margin	43.2%	43.1%	n.a.
Operating margin	21.9%	23.0%	n.a.
Net income margin	14.8%	13.3%	n.a.
ROA	7.8%	7.1%	n.a.
Net debt to total capital	25.3%	40.5%	n.a.

Number of closing lines at Matáv Rt.
Residential	2,177,008	2,075,569	(4.7)%
Business	299,243	286,444	(4.3)%
Payphone	37,439	37,146	(0.8)%
ISDN channels	406,758	502,418	23.5%
Total lines	2,920,448	2,901,577	(0.6)%

Digitalization of exchanges with ISDN	85.3%	86.4%	n.a.
Penetration	38.9%	38.7%	n.a.

Fixed line employees (closing full equivalent)	9,527	9,260	(2.8)%
Total no of employees (closing full equivalent)	16,790	16,268	(3.1)%
Lines per fixed line employees	307	313	2.0%

Traffic in minutes (thousands) at Matáv Rt.
Domestic	7,552,271	6,771,578	(10.3)%
International outgoing	126,833	115,588	(8.9)%

Emitel line numbers incl. ISDN channels	81,225	79,735	n.a.
Emitel domestic traffic (thousand minutes)	44,109	140,354	n.a.
Emitel international outgoing traffic (thousand minutes)	719	1,936	n.a.

Westel 0660 RPCs (Revenue Producing Customers)	52,324	28,321	(45.9)%
Westel RPCs (Revenue Producing Customers)	2,169,434	3,124,193	44.0%
Total cellular RPCs	2,221,758	3,152,514	41.9%

Westel’s MOU	149	120	(19.5)%
Westel’s ARPU (Average Traffic Rev./RPC/Month)	7,031	5,814	(17.3)%
Westel’s overall churn	14.1%	14.5%	n.a.

Managed leased lines (FLEX-Com connections)	10,914	12,410	13.7%
Internet subscribers	118,650	142,606	20.2%
Cable television customers	291,844	325,989	11.7%

Analysis of the Financial Statements for the nine months ended September 30, 2002

Basis of presentation

On December 21, 2001 Matáv completed the purchase of the remaining 49% of Westels. At the time of exercising the Westel option, 59% of Matáv Rt.’s share capital and 49% of the Westels’ share capital were owned by Deutsche Telekom. As the transaction was carried out between entities under common control, Matáv Rt. has restated its financial statements for the years 2000 and 2001, and included the Westels in the consolidated financial statements as if they had been wholly owned by Matáv Rt. from March 2000. The restatements relate to goodwill and brandname taken over from Deutsche Telekom’s consolidated accounts at historic values, allocation to customer base and the related amortization and deferred tax. In addition, from this date 100% of the Westels’ results have been included in Matáv Group’s restated results. The previously published results effectively only included 51% of the Westels’ results after the deduction of 49% minority interest.

During 2001 Matáv has reviewed the classification of its data transmission products and based on this review, the leased lines and data transmission category has been redefined effective January 1, 2002. International incoming revenues relating to data transmission products, reported in international traffic revenues earlier, have been reclassified into data transmission. Cable television revenues, reported in data transmission earlier, have been reclassified into other services. Various ISDN charges, reported in data transmission in prior year reports, have been reclassified into subscriptions, connections and other charges. We have reclassified our prior period revenue lines as well according to these new definitions.

Exchange rate information

The Euro depreciated by 5.61% against the Hungarian Forint year on year (from 257.75 HUF/EUR on September 30, 2001 to 243.28 HUF/EUR on September 30, 2002). From the year-end 2001, the Euro depreciated by 1.24% against the Hungarian Forint (from 246.33 HUF/EUR on December 31, 2001 to 243.28 HUF/EUR on September 30, 2002). The average HUF/EUR rate decreased from 258.24 in the first nine months of 2001 to 244.10 in the same period of 2002.

The U.S. Dollar depreciated by 12.06% against the Hungarian Forint year on year (from 281.29 HUF/USD on September 30, 2001 to 247,36 HUF/USD on September 30, 2002). From the year-end 2001 to September 30, 2002, the U.S. Dollar depreciated by 11.35% against the Hungarian Forint (from 279.03 HUF/USD on December 31, 2001 to 247.36 HUF/USD on September 30, 2002).

Analysis of group income statements

Revenues

Revenues from subscriptions, connections and other charges increased by 1.7% in the first nine months of 2002 compared to the same period in 2001. This growth resulted mainly from subscription fee increases from February 1, 2002 for analog lines (3.9%) and ISDN lines and additional subscription fee increases from September 1, 2002 for analog lines (2.8%). The average number of lines including ISDN channels decreased by 0,6% in the first nine months of 2002 compared to the same period in 2001. Increase in subscription revenues was partially offset by decline in revenues from connection fees, which resulted from the lower number of gross additions as well as lower connection fees due to marketing campaigns. Other charges increased as a result of wider usage of televoting services.

Domestic traffic revenue for the nine months ended September 30, 2002 amounted to HUF 89.5 bn, compared to HUF 92.6 bn for the same period in 2001. This decrease mainly resulted from the 9.0% decline in domestic usage at group level, partly offset by increasing proportion of fixed to mobile network calls with higher per minute prices.

Revenues from other usage for the first nine months of 2002 decreased by 12.1% compared to the same period in 2001. This decrease was mainly attributable to lower fees paid to Matáv by other domestic operators.

International traffic revenues decreased to HUF 21.0 bn for the nine months ended September 30, 2002, compared to HUF 24.6 bn for the same period in 2001. Both outgoing and incoming international revenue show a decrease mainly because of traffic decreases. Outgoing international traffic measured in minutes decreased by 8.9% at Matáv Rt., while incoming international minutes decreased by 10.8% due to wider use of VOIP and leased line services. In addition, international traffic charges decreased by 15% in nominal terms from February 1, 2001, therefore the results for the first nine months of 2001 include one month of higher traffic charges.

Revenues from mobile telecommunications services amounted to HUF 130.9 bn for the first nine months of 2002, compared to HUF 102.0 bn for the nine months ended September 30, 2001 (a 28.4% increase). The growth mainly resulted from the 47.3% higher Westel average customer base. Within the Westel customers, the prepaid group shows a more significant, 68.2% increase. Prepaid customers accounted for approximately 89.1% of gross additions in the first nine months of 2002 and represent 73.5% of total Westel customers at September 30, 2002.

Increases in the mobile customer base were partly offset by decreased usage per subscriber. Westel’s usage per customer per month measured in MOU decreased from 149 minutes in the first nine months of 2001 to 120 minutes in the same period of 2002. The decreasing MOU is due to the increasing proportion of the prepaid customer base, which has lower minutes of usage than regular subscribers.

Westel’s average revenue per user (“ARPU”) decreased by 17.3%, from HUF 7,031 in the first nine months of 2001 to HUF 5,814 in the same period of 2002 due to the dilution of customer base as the ARPU of the newly acquired prepaid customers is relatively low.

Within mobile telecommunications services enhanced services show the highest increase, which represents 9.2% of the ARPU in the first nine months of 2002. This revenue includes primarily short message service (“SMS”).

The liberalization of the fixed line telecommunications market in December 2001 is expected to have an effect on the mobile telecommunications industry as well. In November 4, 2002, the Hírközlési Felügyelet (Communications Authority, “HIF”) pronounced Westel as a significant market power in the interconnections market, therefore it has to submit to the HIF cost-based interconnection fees within 30 days for approval. It is expected that government regulated fees and interconnection prices will significantly change and these changes will impact the operations of Westel. The extent and timing of this change is not known yet.

Revenues from international activities show revenues of MakTel, our subsidiary acquired in 2001. Note that MakTel has been consolidated in Matáv’s financial statements since January 15, 2001, thus its results for 2001 exclude the first two weeks of January. Revenues from international activities reached HUF 49.7 bn for the nine months ended September 30, 2002. The 11.1% increase was due to increase in domestic traffic revenues and revenues from mobile telecommunication services. Fixed line subscribers increased by 7.5%, mobile customers increased by 82.9% year over year.

Revenues from leased lines and data transmission grew to HUF 25.1 bn for the first nine months of 2002, compared to HUF 22.7 bn for the same period in 2001. This strong growth was due to the increase in the number of managed leased lines, ADSL and Internet subscribers. The number of managed leased lines increased by 13.7% to 12,410, the number of ADSL subscribers grew to 26,351 (from 2,904 at the end of September 30, 2001) and the number of ISDN channels grew to 502,418 by September 30, 2002 (increase of 23.5%). The number of Internet connections grew by 20.2% to 142,606 at period-end. These volume increases were partially offset by price discounts.

Revenues from other services amounted to HUF 36.8 bn for the first nine months of 2002, compared to HUF 31.5 bn for the same period in 2001. Other services include equipment sales, construction, maintenance, cable television, audiotex, telex, telegraph and miscellaneous revenues.  The increase in this category is mainly due to the subsidy receivable from the Universal Service Financing Fund to cover access deficits. These increases were partly offset by a 18.7% decrease in revenues from equipment sales at Westel due to lower average phone prices in the first nine months of 2002 compared to a year earlier.

Operating Expenses

Employee-related expenses for the nine months ended September 30, 2002 amounted to HUF 60.8 bn, compared to HUF 54.6 bn for the same period in 2001 (an increase of 11.4%). Employee related expenses increased mostly at Matáv Rt., Westel and MakTel, resulting from wage rate increases. At Matáv Rt. wages increased by 9% on average effective April 1, 2002, which was partly offset by headcount reductions. As a result, group average headcount figures slightly decreased year over year to 16,440 in the first nine months of 2002.

Depreciation and amortization remained stable in the first nine months of 2002, compared to the same period in 2001. Investment in fixed assets did not change significantly.

Payments to other network operators for the nine months ended September 30, 2002 reached HUF 60.7 bn, compared to HUF 53.5 bn for the same period in 2001. The increase was mainly due to the higher mobile traffic, partly offset by lower international traffic.

The cost of telecommunications equipment sales for the first nine months of 2002 was HUF 28.6 bn, compared to HUF 27.8 bn for the same period in 2001. This increase is mainly due to the higher gross additions, partly offset by decrease in average cost of mobile handsets at Westel.

Other operating expenses increased by 6.0% to HUF 99.2 bn for the nine months ended September 30, 2002 compared to the same period in 2001. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. The increase in other operating expenses mainly relates to higher agency fees of Westel and contributions payable to the Universal Service Financing Fund. These increases were partly offset by a significant decrease of provision for receivables.

Operating Profit

Operating margin for the nine months ended September 30, 2002 was 23.0%, while operating margin for the same period in 2001 was 21.9%.

Net Interest and Other Charges

Net interest and other charges were HUF 20.1 bn for the first nine months of 2002, compared to HUF 12.4 bn for the same period in 2001. Net interest and other charges increased significantly as a result of the 91% higher average loan balance. Total loans and other borrowings increased to HUF 399.2 bn at September 30, 2002, mainly because of the loan taken from Deutsche Telekom AG to finance the acquisition of the remaining 49 stake in Westels. Net interest and other charges include HUF 5.2 bn net FX gain, HUF 18.4 bn interest expense, HUF 5.2 bn swap related expenses (mainly the difference on foreign exchange and HUF interest paid on loans swapped), HUF 2.7 bn commissions and other charges and HUF 1.0 bn interest and financial income.

Share of associates’ results

Share of associates’ results amounted to HUF 353 million for the nine months ended September 30, 2002, compared to HUF 1,291 million for the same period in 2001. This decrease is mainly due to Emitel, which has been excluded from associates in the first nine months of 2002 resulting from the acquisition of its remaining 50% stake and its subsequent consolidation in Matáv’s financial statements starting in July 2001. In addition, the decrease reflects the lower financial results of Hunsat.

Income tax

Income tax expense increased from HUF 9.5 bn for the nine months ended 2001 to HUF 14.1 bn for the same period in 2002, mainly due to Westel, which lost its 60% tax holiday resulting in tax rates of 18% as opposed to 7.2% applicable during 2001. This increase was partly offset by income tax decrease at Rt.

Minority Interest

Minority interest for the first nine months of 2002 was HUF 9.0 bn, compared to HUF 8.2 bn for the same period in 2001, reflecting the improved performance of MakTel.

Analysis of segmented income statements

The sum of the financial results of the three segments presented below does not equal the group financial results because of intersegment eliminations.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, Stonebridge, Telemacedónia, Westel and Westel 0660.

HUF millions	9 months ended Sep 30, 2001	9 months ended Sep 30, 2002	Change (%)
Revenues	248,027	252,084	1.6
EBITDA	93,648	96,944	3.5
Operating profit	44,409	44,318	(0.2)
Profit after income tax	31,154	24,204	(22.3)
Minority interest	71	(39)	(154.9)
Net income	31,225	24,165	(22.6)

Revenues from the fixed line segment remained stable year over year, but its composition changed. Leased line and data transmission services increased by 15.0% in the first nine months of 2002 compared to the same period of 2001. Leased line and data transmission revenue growth was driven by strong volume increases in managed leased lines, ADSL, and Internet customers. Matáv’s domestic fixed voice business experienced a moderate, 2.2% decline. International revenues declined by 14.5% mainly due to lower outgoing and incoming traffic.

Operating profit of the fixed line segment decreased by 0.2%. Within operating expenses employee related expenses and depreciation and amortization increased, but these increases were offset by decreases in payments to other network operators and in cost of equipment sales.

Mobile segment

Mobile segment includes Westel and Westel 0660 and the goodwill amortization arising from their consolidation.

HUF millions	9 months ended Sep 30, 2001	9 months ended Sep 30, 2002	Change (%)
Revenues	143,440	170,680	19.0
EBITDA	56,883	65,830	15.7
Operating profit	27,603	39,727	43.9
Profit after income tax	24,032	28,972	20.6
Net income	24,032	28,972	20.6

Revenues in the mobile segment increased by 19.0% in the first nine months of 2002 compared to the same period in 2001 due to strong increases in the number of mobile customers. Westel’s customer base surged

44.0% to 3,124,193 subscribers, including 2,297,503 prepaid customers by September 30, 2002. Average monthly usage per Westel subscriber decreased by 19.5% from 149 minutes in the first nine months of 2001 to 120 minutes in the same period of 2002. GSM mobile penetration reached 61.8% in Hungary and Westel accounts for 49.7% market share in the very competitive GSM market.

Operating profit shows a 43.9% increase. While revenues grew 19.0%, operating expenses increased at a lower rate, 13.0% year over year. The majority of the increase in operating expenses relates to increased payments to other network operators, agency fees, employee related expenses, fees and levies and consultancy fees. These increases were partially offset by lower depreciation and amortization expense.

International segment

International segment includes the operations of MakTel, Stonebridge, Telemacedónia, and the goodwill amortization arising from the consolidation of MakTel.

HUF millions	9 months ended Sep 30, 2001	9 months ended Sep 30, 2002	Change (%)
Revenues	44,773	49,839	11.3
EBITDA	23,852	26,254	10.1
Operating profit	16,579	16,886	1.9
Profit after income tax	12,771	13,951	9.2
Minority interest	(8,310)	(8,912)	7.2
Net income	4,461	5,039	13.0

MakTel has been a consolidated company of Matáv beginning January 15, 2001.

Revenues from the international segment increased by 11.3% year over year to HUF 49,839 million, mainly driven by higher domestic and mobile traffic revenues.

MakTel’s fixed line subscribers increased by 7.5%, reaching 582,139 at September 30, 2002. Mobile subscribers increased by a significant 82.9% to 319,337, and its Internet subscribers reached 29,455 by September 30, 2002 from 18,527 a year earlier.

Total operating expenses increased by 16.9% mainly because of increases in employee related expenses, depreciation and amortization and payments to other network operators.

Minority interest increased by 7.2% to HUF 8.9 bn in the first nine months of 2002. It mainly represents the share of income accruing to the minority owners of MakTel and Stonebridge. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities at September 30, 2001 were HUF 1,093.8 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,078.8 bn as of September 30, 2002.

Loans and other borrowings

The current portion of loans and other borrowings increased significantly by 309.0% from September 30, 2001 to HUF 242.0 bn at September 30, 2002, while the non-current loans and other borrowing decreased by 20.9% during the same period. These changes result from the reclassification of some long term debt as they became due within 12 months. In addition, current loans increased because the loan taken in December 2001 to finance the acquisition of Westel is due in August 2003.

At September 30, 2002, 31.8% of the loan portfolio was HUF denominated, while 68.2% was foreign currency denominated. At the end of the third quarter of 2002, 84.5% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 40.5% at September 30, 2002.

To decrease the foreign exchange rate risk of the foreign exchange loan portfolio, Matáv swapped the EUR 301.5 million loan, which was taken to finance the acquisition of MakTel, to HUF as of February 4, 2002. The counterparty in the transaction was Deutsche Telekom. The cross currency swap agreement entitled Matáv to receive EUR interest and principal payments and pay HUF interest and principal payments. The EUR loan was subject to floating rate interest based on 6 month EURIBOR plus a margin of 30 basis points, while under the swap Matáv was obliged to pay an interest based on 6 month BUBOR plus a margin of 34 basis points. The HUF principal payment was fixed at a rate of one EUR to 244.36 HUF (HUF 73,675 million). The timing and the amount of the EUR payments to be received under the swap were matched with the underlying payment obligations on the EUR loan.

The EUR 920 million loan, which was taken to finance the remaining 49 percent of Westel, was partially swapped to HUF effective April 18, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 300 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 72,685 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 242.28 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

Another EUR 50 million part of the EUR 920 million loan was swapped to HUF effective June 14, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 50 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 12,075 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 241.5 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

To increase the fix part of the HUF loan portfolio, the existing loan agreement with a disbursed amount of EUR 301.5 million (swapped to HUF 73,675 million as of February 4, 2002), and with a variable interest rate was partly replaced with a new fixed interest HUF loan, concerning a principal amount of (the HUF equivalent of) EUR 50 million as of July 15, 2002.  Meanwhile we decreased the EUR notional amount of EUR 301.5 million swap and EUR 301.5 million loan by EUR 50 million so as the outstanding amount under both to be EUR 251.5 million as from the effective date of July 15, 2002. The counterparty in the transaction is Deutsche Telekom. The new HUF loan amount shall be charged interest at a fixed rate of 9.92% per annum. This EUR 50 million part of the EUR 301.5 million loan has been converted into HUF 12,218 million, by using the fixed EUR/HUF exchange rate of one EUR to 244,36 HUF (which was applied in the EUR/HUF swap).

To further increase the fix part of the HUF loan portfolio, the remaining part of the EUR 301.5 million loan agreement (EUR 251.5 million), which was swapped to HUF as of February 4, 2002, was replaced with fixed interest HUF loan as of November 4, 2002. Meanwhile the EUR 301.5 million swap and the EUR 301.5 million loan agreement were terminated. The counterparty of the transaction is Deutsche Telekom. The EUR loan amount has been converted into HUF 61,457 million by using the fixed EUR/HUF exchange rate of one EUR to 244.36 HUF (which was applied in the EUR/HUF swap), and has been added to the HUF 12,218 million resulting the HUF 73,675 million fix loan amount. The HUF 73,675 million fix loan agreement shall be charged interest at fixed rate of 9.3585% per annum.

Another EUR 50 million part of the EUR 920 million loan was swapped to HUF effective September 10, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 50 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 56 basis points and HUF 12,170 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 243.4 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

Minority interest

Minority interest increased by 26.9% from September 30, 2001 to HUF 56.8 bn at September 30, 2002. This increase was mainly due to the improved result of MakTel.

Retained earnings

Retained earnings decreased by 30.9% from September 30, 2001 to HUF 380.6 bn at September 30, 2002. This decrease was mainly due to the equity impacts of accounting applied to the acquisition of Westels as described earlier. According to the relevant rules, the restated numbers as of September 30, 2001 are presented as though the Westels had been 100% owned by Matáv at that date. As no real financing had to be used as of that date for the acquisition of the remaining 49% ownership, book value of the additional share of net assets (including goodwill and other intangibles) on acquisition was presented as an increase in retained earnings of HUF 252.4 bn. This remained part of the retained earnings until December 2001, when the acquisition was finalized and financed from a loan from Deutsche Telekom. At that date, it was transferred from retained earnings to loans and other borrowings in an amount of HUF 238.8 billion. This causes the significant drop in the amount of retained earnings. Dividends of HUF 11.4 bn paid also decreased retained earnings.

Analysis of group cash flow

Net cash from operating activities remained nearly flat compared to the first nine months of 2001, and amounted to HUF 146.2 bn in the nine months ended September 30, 2002.

Net cash flow utilized in investing activities decreased by HUF 93,410 million mainly because of the lower amount spent on purchase of subsidiaries. In the first nine months of 2001, Matáv acquired a 86.5% stake in Stonebridge, which owns 51% of MakTel, and also completed the acquisition of the remaining 50% of Emitel. In the first nine months of 2002, net cash flow utilized in investing activities also decreased because capital expenditure on tangible and intangible assets decreased by HUF 27,758 million compared to the same period in 2001.

Net cash flow utilized in financing activities amounted to HUF 30,112 million in the first nine months of 2001, compared to minus HUF 60,343 million in the same period in 2002. While in the first nine months of 2001, Matáv took a net HUF 48,698 million loan to finance its acquisitions, in the same period of 2002 it repaid a net HUF 48,909 million loan. In addition, while in 2001 both Matáv and Westel paid dividends to third parties, in 2002 Westel does not have to pay dividends to minority shareholders any more as it is fully owned by Matáv.

Company name:	Matáv Rt.	Telephone:	36-1-458-04-24
Company address:	H-1013 Budapest Krisztina krt. 55.	Fax:	36-1-458-04-43
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Reporting period:	December 31, 2001 — September 30, 2002	Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited	☐	☒

Consolidated	☒	☐

Accounting principles	Hungarian	☐	IAS	☒	Other	☐

PK2. Consolidated Companies

	Registered / Equity	Interest held	Ratio of votes
Name	Capital (mHUF)	(HAR)	(HAR)	Classification
Stonebridge	87,745	86.46%	86.46%	full
Westel Mobil Távközlési Rt.	8,031	100.00%	100.00%	full
Matávcom	6,158	100.00%	100.00%	full
Axelero	4,000	100.00%	100.00%	full
InvesTel	3,862	100.00%	100.00%	full
Emitel	3,110	100.00%	100.00%	full
Matávőr	2,823	100.00%	100.00%	full
Westel Rádiótelefon	1,610	100.00%	100.00%	full
Egertel	1,425	100.00%	100.00%	full
MatávkábelTV	920	100.00%	100.00%	full
EPT	777	90.88%	90.88%	full
Balatel	90	96.63%	96.63%	full
Cardnet	58	72.00%	72.00%	full
Tele-Data	50	50.99%	50.99%	full
ProMoKom	21	100.00%	100.00%	full
Távmunka Koordinációs KHT	3	67.00%	67.00%	full
Telemacedónia Rt.	3	88.03%	88.03%	full

PK6. Significant off-balance sheet items

Description	(HUF) Value
Finance lease obligations	705
Obligations from rental and operating lease contracts	11,688
Contracted obligations to acquire fixed assets	15,160
Other obligations	51

TSZ2. Number of employees

End of previous period	Beginning of relevant period	End of relevant period
16,790	16,633	16,268

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Year Opening (Januar 1st , 2002)			Closing (September 30, 2002)
Description of owners	Ownership ratio %	Voting ratio %	No. of shares	Ownership ratio %	Voting ratio %	No. of shares
Domestic institution	13.91	13.91	144,351,579	14.01	14.08	146,142,886
Foreign institution	84.55	84.55	877,576,130	83.99	84.38	875,752,602
Domestic retail	0.02	0.02	223,743	0.02	0.02	235,944
Foreign retail	0.00	0.00	0	0.00	0.00	0
Employees, management	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.00	0.00	0	0.47	0.00	4,900,000
Government Institutions	0.19	0.19	1,951,396	0.19	0.19	2,024,784
International Development Institutions	1.30	1.30	13,495,276	1.29	1.30	13,495,276
Not registered	0.03	0.03	313,476	0.03	0.03	260,108
„B” Share	0.00	0.00	1	0.00	0.00	1
T O T A L	100.00	100.00	1,037,911,601	100.00	100.00	1,042,811,601

RS2. Volume of treasury shares held in the year under review

January 1, 2002	March 31, 2002	June 30, 2002	September 30, 2002
0	0	0	4,900,000

In addition Investel Rt., 100% subsidiary of Matáv, held 648,827 Matáv shares.

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting ratio (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.21	59.49	Strategic owner
Morgan Guaranty Trust Co.	Foreign	Depository	147,247,925	14.12	14.19	ADR Depository

TSZ3. Chief Officers, Board and Supervisory Board Members

Type(1)	Name	Title	From	To	No. of Shares Owned
SE, BM	Elek Straub	Chairman-CEO	1995	—	76,338 shares
BM	Dr. Sándor Csányi	Board Member	2000	—	0
BM	Dr. Mihály Patai	Board Member	1998	—	58,190 shares
BM	Gyula Gansperger	Board Member	2000	—	0
BM	Michael Günther	Board Member	2002	—	0
BM	Fridbert Gerlach	Board Member	2001	—	0
BM	Jan Geldmacher	Board Member	2002	—	0
BM	Hans Albert Aukes	Board Member	2002	—	0
BM, SE	Dr. Klaus Hartmann	Board Member, CFO	2000	—	0
SBM	Dr. László Pap	Supervisory Board — Chairman	1998	—	0
SBM	Dr. Árpád Herbst	Supervisory Board Member	2002	—	0
SBM	Gellért Kadlót	Supervisory Board Member	2002	—	700 shares
SBM	Péter Vermes	Supervisory Board Member	1997	—	8,800 shares
SBM	Géza Böhm	Supervisory Board Member	2002	—	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	2002	—	0
SBM	Dr. Erbil Kurt	Supervisory Board Member	2002	—	0
SBM	Dr. Ralph Rentschler	Supervisory Board Member	2002	—	0
SBM	Joachim Kregel	Supervisory Board Member	2000	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	1996	—	0
SE	Manfred Ohl	Chief Technical Officer and Chief Officer, Network Systems	1999	—	0
SE	László Bodnár	Chief Services and Logistics Officer	1999	—	881 shares
SE	Horst Hermann	Chief Strategy and International Officer	2002	—	400 shares

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Board Members, Supervisory Board Members and the Chief Officers owned in total 145,309 shares at the end of the period.

ST1. Extraordinary announcements

Date	Subject
July 3, 2002	Matáv changed the place it publishes official company announcements
July 3, 2002	Matáv launched new management share option program on July 1, 2002 and increased its share capital within a private placement
July 18, 2002	The Communication Authority accepted the reference interconnection offer of Matáv
July 25, 2002	Matáv’s shareholding in EPT changed
August 7, 2002	Matáv announced that some of its regulatory tariffs will change as of September 1, 2002
August 15, 2002	The Court of Registry registered the share capital increase of Matáv
August 30, 2002	Christopher Mattheisen has been appointed as Chief Officer of Matáv’s Residential Services LOB as of September 1, 2002
August 30, 2002	Matáv announced that on August 29th, 2002 it re-purchased 4,900,000 of its treasury shares
September 18, 2002	Matáv announced that an agreement was reached regarding the 2003 and 2004 headcount reductions
September 19, 2002	Attila Szendrei has been appointed as new Chief Executive Offier of MakTel as of September 19, 2002

Matáv Rt. publishes its announcements in Magyar Tőkepiac.

There was no significant change in the organizational structure.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ SZABOLCS CZENTHE
Szabolcs Czenthe
Head of Investor Relations Department

Date: November 14, 2002